SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________

SCHEDULE 13D
(Rule 13d-101)

 Under the Securities Exchange Act of 1934
(Amendment No. ___)*

AdCare Health Systems, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

000650W300
(CUSIP Number)

Michael Fox
Park City Capital, LLC
12400 Coit Road, Suite 800
Dallas, Texas 75251
(214) 954-0333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a Copy to:
George Lee
Lee & Stone, LLP
Republic Center, Suite 2250
325 N. St. Paul Street
Dallas, Texas 75201

March 26, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP 00650W300	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 513,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS PARK CITY SPECIAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 146,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS CCM OPPORTUNISTIC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,750
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 744,750
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS PCC SOF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 146,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,250
	8	SHARED VOTING POWER 744,750
	9	SOLE DISPOSITIVE POWER 5,250
	10	SHARED DISPOSITIVE POWER 744,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS CCM OPPORTUNISTIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS A. JOHN KNAPP, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 85,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 85,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 10 of 21 Pages

The following constitutes the Schedule 13D (the “Schedule 13D”) filed by the undersigned.

Item 1.            Security and Issuer.

The name of the issuer is AdCare Health Systems, Inc. (the “Issuer”), an Ohio corporation.  The address of the issuer’s office is 5057 Troy Rd., Springfield, OH 45502-9032. This Statement relates to the Issuer’s common stock, no par value (the “Common Stock”).

Item 2.            Identity and Background.

A.	This statement is being filed by:

i.	Park City Capital Offshore Master, Ltd., a Cayman Islands exempted company (the “Master Fund”), with respect to the Shares directly and beneficially owned by it;

ii.	Park City Special Opportunity Fund, LP (the “Special Opportunity Fund”), a Delaware limited liability company, with respect to the Shares directly and beneficially owned by it;

iii.	PCC SOF GP, LLC (the “Special Opportunity Fund GP”), a Texas limited liability company, as the general partner of the Special Opportunity Fund;

iv.
Park City Capital, LLC (“Park City Adviser”), a Texas limited liability company, as the investment adviser of the Master Fund and the Special Opportunity Fund and as a sub-investment adviser to the CCM Opportunity Fund;

v.
Michael J. Fox, a United States citizen, as the managing member of Park City Adviser, as the managing member of the Special Opportunity Fund GP, and with respect to the Shares directly and beneficially owned by him;

vi.	CCM Opportunistic Partners, LP (the “CCM Opportunistic Fund”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

vii.	CCM Opportunistic Advisors, LLC ( “CCM Advisors”), a Texas limited liability company, as the investment adviser of the CCM Opportunistic Fund; and

viii.	A. John Knapp, Jr., a United States citizen, as the Manager of CCM Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

B.
The address of the principal office of the Master Fund, the Special Opportunity Fund, Park City Adviser, Special Opportunity Fund GP, and Michael J. Fox is 12400 Coit Road, Suite 800, Dallas, Texas 75251.

The address of the principal office of the CCM Opportunistic Fund, CCM Advisors, and A. John Knapp, Jr. is 1177 West Loop South, Suite 1310, Houston, Texas 77027.

C.
The principal business of the Master Fund, the Special Opportunity Fund, and the CCM Opportunistic Fund is serving as a private investment fund.  Park City Adviser provides investment advisory and management services and acts as the investment advisor of the Master Fund and of the Special Opportunity Fund and acts as a sub-adviser to the CCM Opportunistic Fund.  CCM Advisors provides investment advisory and management services and acts as the investment advisor of the CCM Opportunistic Fund.  The principal business of Special Opportunity Fund GP is serving as the general partner to the Special Opportunity Fund.  The principle business of A. John Knapp, Jr. is serving as Manager of CCM Advisors.

CUSIP 00650W300	13D	Page 11 of 21 Pages

D.
No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E.
No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Michael J. Fox and A. John Knapp, Jr. are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.            Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Master Fund and of the Special Opportunity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 513,000 Shares beneficially owned by the Master Fund is approximately $1,986,773.72, including brokerage commissions.  The aggregate purchase price of the 146,250 Shares beneficially owned by the Special Opportunity Fund is approximately $665,124.13, including brokerage commissions.

The Shares purchased by Michael J. Fox, individually, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 5,250 Shares beneficially owned by Michael J. Fox is approximately $21,837.92, including brokerage commissions.

The Shares purchased by the CCM Opportunistic Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 85,500 Shares beneficially owned by the CCM Opportunistic Fund is approximately $399,108.30, including brokerage commissions.

Item 4.            Purpose of the Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On behalf of the Reporting Persons, Michael J. Fox has had discussions with existing board members of the Issuer, regarding the composition of the board of directors of the Issuer, including the admission of Mr. Fox to the board of directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP 00650W300	13D	Page 12 of 21 Pages

Item 5.            Interest in Securities of the Issuer.

 The aggregate percentage of Shares reported owned by each person named herein is based upon 14,657,000 Shares outstanding, as of September 30, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

A.           Master Fund

i.	As of close of business on April 3, 2013, the Master Fund beneficially owned 513,000 Shares. Percentage: Approximately 3.5%

ii.
Powers
     1.           Sole power to vote or direct vote: 513,000
     2.           Shared power to dispose or direct the disposition: 0
     3.           Sole power to dispose or direct the disposition: 513,000
     4.           Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by the Master Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.           Special Opportunity Fund

i.	As of close of business on April 3, 2013, the Special Opportunity Fund beneficially owned 146,250 Shares. Percentage: Approximately 1.0%

ii.
Powers
     1.           Sole power to vote or direct vote: 146,250
     2.           Shared power to dispose or direct the disposition: 0
     3.           Sole power to dispose or direct the disposition: 146,250
     4.           Shared power to dispose or direct the disposition: 0

iii.	The Special Opportunity Fund has not entered into any transactions in the Shares during the past sixty days.

C.           CCM Opportunistic Fund

i.	As of close of business on April 3, 2013, the CCM Opportunistic Fund beneficially owned 85,500 Shares. Percentage: Less than 1%

ii.
Powers
     1.           Sole power to vote or direct vote: 85,500
     2.           Shared power to dispose or direct the disposition: 0
     3.           Sole power to dispose or direct the disposition: 85,500
     4.           Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by the CCM Opportunistic Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP 00650W300	13D	Page 13 of 21 Pages

D.           Park City Adviser

i.
As the investment manager of the Master Fund and of the Special Opportunity Fund and the sub-adviser of the CCM Opportunistic Fund, Park City Adviser may be deemed the beneficial owner of the (i) 513,000 Shares owned by the Master Fund; (2) 146,250 Shares owned by the Special Opportunity Fund; and (3) 85,500 Shares owned by the CCM Opportunistic Fund.
Percentage: Approximately 5.1%

ii.
Powers
     1.           Sole power to vote or direct vote: 744,750
     2.           Shared power to dispose or direct the disposition: 0
     3.           Sole power to dispose or direct the disposition: 744,750
     4.           Shared power to dispose or direct the disposition: 0

iii.
The transactions in the Shares by Park City Adviser on behalf of each of the Master Fund and the CCM Opportunistic Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.  Park City Adviser has not entered into any transactions in the Shares during the past sixty days on behalf of the Special Opportunity Fund.

E.           Special Opportunity Fund GP

i.
Special Opportunity Fund GP, as the general partner of the Special Opportunity Fund, may be deemed beneficial owner of the 146,250 Shares owned by the Special Opportunity Fund.
Percentage: Approximately 1.0%

ii.
Powers
     1.           Sole power to vote or direct vote: 146,250
     2.           Shared power to dispose or direct the disposition: 0
     3.           Sole power to dispose or direct the disposition: 146,250
     4.           Shared power to dispose or direct the disposition: 0

iii.
Special Opportunity Fund GP has not entered into any transactions in the Shares during the past sixty days.  Additionally, Special Opportunity Fund GP has not entered into any transactions in the Shares during the past sixty days on behalf of the Special Opportunity Fund.

F.           Michael J. Fox

i.
As the managing member of Park City Adviser, as the managing member of Special Opportunity Fund GP, and with respect to the Shares directly and beneficially owned by him, he may be deemed the beneficial owner of the (1) 513,000 Shares owned by the Master Fund, (2) 146,250 Shares owned by the Special Opportunity Fund, (3) 85,500 Shares owned by the CCM Opportunistic Fund, and (4) 5,250 Shares owned by him individually.
Percentage: Approximately 5.1%

ii.
Powers
     1.           Sole power to vote or direct vote: 5,250
     2.           Shared power to dispose or direct the disposition: 744,750
     3.           Sole power to dispose or direct the disposition: 5,250
     4.           Shared power to dispose or direct the disposition: 744,750

iii.
Michael J. Fox, individually, has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of the Master Fund and the CCM Opportunistic Fund executed by Mr. Fox through Park City Adviser during the past sixty days are set forth in Schedule B and are incorporated herein by reference.  Finally, Mr. Fox has not entered into any transactions on behalf of the Special Opportunity Fund during the past sixty days.

CUSIP 00650W300	13D	Page 14 of 21 Pages

G.	CCM Advisors

i.	As the investment manager of the CCM Opportunistic Fund, it may be deemed the beneficial owner of the 85,000 Shares owned by the CCM Opportunistic Fund. Percentage: Less than 1%

ii.
Powers
     1.           Sole power to vote or direct vote: 85,500
     2.           Shared power to dispose or direct the disposition: 0
     3.           Sole power to dispose or direct the disposition: 85,500
     4.           Shared power to dispose or direct the disposition: 0

iii.
CCM Advisors has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of the CCM Opportunistic Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	A. John Knapp, Jr.

i.
A. John Knapp, Jr., as the manager of CCM GP LLC, the general partner of CCM Partners GP, the general partner of CCM Opportunistic Fund, may be deemed beneficial owner of the 85,500 Shares owned by the CCM Opportunistic Fund.
Percentage: Less than 1%

ii.
Powers
     1.           Sole power to vote or direct vote: 85,500
     2.           Shared power to dispose or direct the disposition: 0
     3.          Sole power to dispose or direct the disposition: 85,500
     4.           Shared power to dispose or direct the disposition: 0

iii.
A. John Knapp, Jr. has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of the CCM Opportunistic Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As adviser to the Master Fund and to the Special Opportunity Fund and as sub-adviser to the CCM Opportunistic Fund, Park City Adviser may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the respective Funds’ Shares.  Park City Adviser disclaims beneficial ownership of those Funds’ Shares, except to the extent of its pecuniary interest therein.

As general partner of the Special Opportunity Fund, Special Opportunity Fund GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of the Special Opportunity Fund Shares.  Special Opportunity Fund GP disclaims beneficial ownership of the Special Opportunity Fund Shares, except to the extent of its pecuniary interest therein.

As managing member of Park City Adviser, and as managing member of Special Opportunity Fund GP, Michael J. Fox may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares, the Special Opportunity Fund Shares, and the CCM Opportunistic Fund Shares.  Mr. Fox disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interest therein.

As adviser to the CCM Opportunistic Fund, CCM Advisors may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the CCM Opportunistic Fund Shares.  CCM Adviser disclaims beneficial ownership of the CCM Opportunistic Fund Shares, except to the extent of its pecuniary interest therein.

CUSIP 00650W300	13D	Page 15 of 21 Pages

As the manager of CCM Advisors, A. John Knapp, Jr. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the CCM Opportunistic Fund Shares.  A. John Knapp disclaims beneficial ownership of the CCM Opportunistic Fund Shares, except to the extent of his pecuniary interest therein.

No persons other than the Reporting Persons may be deemed to have beneficial ownership of the Shares.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 3, 2013, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.            Material to Be Filed as Exhibits

Exhibit 1
Joint Filing Agreement by and among Park City Capital, LLC; Park City Capital Offshore Master, Ltd.; Park City Special Opportunity Fund, LP; PCC SOF GP, LLC; Michael J. Fox; CCM Opportunistic Advisors, LLC; CCM Opportunistic Partners, LP; and A. John Knapp, Jr., dated April 3, 2013.

Exhibit 2	Power of Attorney, dated April 3, 2013, signed by A. John Knapp	Page 23
Exhibit 3	Power of Attorney, dated April 3, 2013, signed by Michael J. Fox	Page 24

CUSIP 00650W300	13D	Page 16 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 3, 2014

PARK CITY CAPITAL OFFSHORE MASTER, LTD. By: /s/ Michael J. Fox Michael J. Fox, Director	PARK CITY CAPITAL, LLC By: /s/ Michael J. Fox Michael J. Fox, Manager
PCC SOF GP LLC By: /s/ Michael J. Fox Michael J. Fox, Managing Member	MICHAEL J. FOX By: /s/ Michael J. Fox Michael J. Fox
PARK CITY CAPITAL SPECIAL OPPORTUNITY FUND, LP By: PCC SOF GP LLC, its general partner By: /s/ Michael J. Fox Michael J. Fox, Managing Member	CCM OPPORTUNISTIC PARTNERS, LP By: CCM Opportunistic Partners GP, LP, its general partner By: CCM GP, LLC, its general partner By: /s/ A. John Knapp, Jr. A. John Knapp, Jr. Manager
CCM OPPORTUNISTIC ADVISERS, LLC By: /s/ A. John Knapp, Jr. A. John Knapp, Jr., Manager	A. JOHN KNAPP, JR. By: /s/ A. John Knapp, Jr. A. John Knapp, Jr.

CUSIP 00650W300	13D	Page 17 of 21 Pages

SCHEDULE A

Directors and Officers of Park City Capital Offshore Master, Ltd.

Name & Position	Principal Occupation	Principal Business Address	Citizenship
Michael Fox, Director	Hedge Fund Manager and Investment Adviser	12400 Coit Road, Suite 400 Dallas, Texas 75251	USA
Mark Cook, Director	Management of Offshore Corporations	P.O. Box 61 Harbor Centre George Town, Grand Cayman KY1-1102 Cayman Islands	Australia

Controlling Persons of CCM Opportunistic Partners, LP

Name	Principal Occupation	Principal Business Address	Place of Organization
CCM Opportunistic Partners GP, LP	General Partner of CCM Opportunistic Partners, LP	1177 West Loop South, Suite 1310, Houston, Texas 77027	Texas
CCM GP, LLC	General Partner of CCM Opportunistic Partners GP, LP	1177 West Loop South, Suite 1310, Houston, Texas 77027	Texas

CUSIP 00650W300	13D	Page 18 of 21 Pages

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase/Sale
Park City Capital Offshore Master, Ltd.
4,000	4.5594	02/12/2013
25,000	4.1649	03/13/2013
5,000	4.2240	03/15/2013
6,000	4.2084	03/20/2013
5,000	3.9998	03/25/2013
10,000	3.8561	03/26/2013
5,000	3.8038	03/27/2013
CCM Opportunistic Partners, LP
15,000	5.0470	02/01/2013
1,500	4.5594	02/12/2013
5,000	4.1649	03/13/2013
3,000	3.8561	03/26/2013
1,000	3.8038	03/27/2013

CUSIP 00650W300	13D	Page 19 of 21 Pages

Exhibit 1
JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated April 3, 2013 (including amendments thereto) with respect to the Common Stock of AdCare Health Systems, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  April 3, 2013

PARK CITY CAPITAL OFFSHORE MASTER, LTD. By: /s/ Michael J. Fox Michael J. Fox, Director	PARK CITY CAPITAL, LLC By: /s/ Michael J. Fox Michael J. Fox, Manager
PCC SOF GP LLC By: /s/ Michael J. Fox Michael J. Fox, Managing Member	MICHAEL J. FOX By: /s/ Michael J. Fox Michael J. Fox
PARK CITY CAPITAL SPECIAL OPPORTUNITY FUND, LP By: PCC SOF GP LLC, its general partner By: /s/ Michael J. Fox Michael J. Fox, Managing Member	CCM OPPORTUNISTIC PARTNERS, LP By: CCM Opportunistic Partners GP, LP, its general partner By: CCM GP, LLC, its general partner By: /s/ A. John Knapp, Jr. A. John Knapp, Jr. Manager
CCM OPPORTUNISTIC ADVISERS, LLC By: /s/ A. John Knapp, Jr. A. John Knapp, Jr., Manager	A. JOHN KNAPP, JR. By: /s/ A. John Knapp, Jr. A. John Knapp, Jr.

CUSIP 00650W300	13D	Page 20 of 21 Pages

Exhibit 2
POWER OF ATTORNEY

April 3, 2013

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

This letter confirms that each and either of George Lee and Evan Stone is authorized and designated to sign Schedule 13D and any Amendments thereto with the Securities and Exchange Commission, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Sincerely, /s/ A. John Knapp, Jr. A. John Knapp, Jr.

CUSIP 00650W300	13D	Page 21 of 21 Pages

Exhibit 3
POWER OF ATTORNEY

April 3, 2013

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

This letter confirms that each and either of George Lee and Evan Stone is authorized and designated to sign Schedule 13D and any Amendments thereto with the Securities and Exchange Commission, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Sincerely, /s/ Michael J. Fox Michael J. Fox